

July 15, 2010

Ms. Wanwen Su
China Logistics, Inc.
Suite 910, Yi An Plaza
33 Jian She Liu Road
Guangzou, P.R.China 510000

> **Re:** **China Logistics, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 1-10559**

Dear Ms. Su:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements

Report of Independent Registered Public Accounting Firm

1. In future filings, please have your audit firm indicate the city and state of their office that issued the audit report within their audit report.

2 Summary of Significant Accounting Policies

Revenue Recognition, page 19

2. Please confirm to us whether your revenue is substantially all product based or if you generate revenues from the provision of logistical services. If you have material service revenues, please amend your filing to detail the portion of product revenues versus

service revenues on your statements of operations and expand your accounting policies for revenue recognition to disclose your policies related to the recognition of service revenues.

Item 9A. Controls and Procedures, page 24

3. Please describe to us management's process to determine that internal control over financial reporting was effective. Within your response, please tell us whether you maintain your books and records in US GAAP and the controls you maintain to ensure activities taking place outside of the US are recorded in accordance with US GAAP. If your records are maintained on another basis of accounting, please tell us the process management undertakes to convert these records to US GAAP for reporting purposes and how management determines all necessary adjustments are made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief